                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        Emmis Communications Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    29152510
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Liberty Media Corporation

                84-1288730

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)

                (b)   X


      3         SEC USE ONLY


      4         SOURCE OF FUNDS
                Not Applicable

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                                   7        SOLE VOTING POWER
                                            1,404,000 shares
           NUMBER OF
            SHARES                 8        SHARED VOTING POWER
         BENEFICIALLY                       See Item 6 of Original Schedule 13D.
           OWNED BY
             EACH                  9        SOLE DISPOSITIVE POWER
           REPORTING                        1,404,000 shares
            PERSON
                                   10       SHARED DISPOSITIVE POWER
                                            See Item 6 of Original Schedule 13D.


      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,000 shares

      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES [ ]


      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.3 %  See Item 5.

      14        TYPE OF REPORTING PERSON
                CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                        EMMIS COMMUNICATIONS CORPORATION

                              CLASS A COMMON STOCK

AMENDMENT NO. 1 TO SCHEDULE 13D

         Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends and supplements its statements on Schedule 13D as initially filed on November 24, 1999 (the "Initial Schedule 13D") with respect to the Class A Common Stock, par value $.01 per share, of Emmis Communications Corporation (the "Issuer")

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

         On May 21, 2001, the Reporting Person sold 3,996,000 shares of Class A Common Stock. After this sale, the Reporting Person held 1,404,000 shares of Class A Common Stock. By virtue of this sale, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's Class A Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

(a) After giving effect to the sale of the 3,996,000 shares of Class A Common Stock described in Item 4 above, Liberty beneficially owns through its subsidiary, Liberty EMMS, 1,404,000 shares of Class A Common Stock. The 1,404,000 shares of Class A Common Stock beneficially owned by Liberty represents 3.3% of the 42,067,639 shares of Class A Common Stock issued and outstanding on April 30, 2001, as reported in the Issuer's Annual Report on Form 10-K for its fiscal year ended February 28, 2001. With respect to matters presented for a vote of the holders of Class A Common Stock and Class B Common Stock (which, other than for the election of directors, vote together as a class), Liberty's shares of Class A Common Stock represent 1.5% of the voting power (based on 42,067,639 shares of Class A Common Stock and 5,230,396 shares of Class B Common Stock outstanding on April 30, 2001). With respect to the election of directors, the holders of Class A Common Stock voting as a separate class are entitled to elect two directors, neither of whom may be an officer or employee of the Issuer or may have a relationship which would interfere with the exercise of such director's independent judgment. Liberty's shares of Class A Common Stock represent 3.3% of the voting power for those two directors, based on the 42,067,639 shares of Class A Common Stock outstanding on April 30, 2001.

(b) (b)Except as described in Item 6 below, Liberty has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares.

(c) The Reporting Person sold 3,996,000 shares of Class A Common Stock on May 21, 2001 through Deutsche Banc Alex, Brown, Inc., 1 South Street, Baltimore, MD 21202, for $28.50 per share. After this disposition, the Reporting Person holds 1,404,000 shares of Class A Common Stock of the Issuer.

(d) There is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) On May 21, 2001, and by virtue of the sale described in Item 4 and in paragraph (c) above, the Reporting Person ceased to be the beneficial owner of more than 5% of the class of the Issuer's Class A Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2001

                                             LIBERTY MEDIA CORPORATION


                                             By:      /S/ Charles Y Tanabe
                                             Name:    Charles Y Tanabe
                                             Title:   Senior Vice President

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF

                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                 Principal Occupation
----                                 --------------------
John C. Malone                       Chairman of the Board and Director of Liberty; Director of AT&T Corp.
Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty
Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty
Paul A. Gould                        Director of Liberty; Managing Director of Allen & Company Incorporated
Harold R. Handler                    Director of Liberty, Of Counsel with Simpson Thacher & Bartlett
Jerome H. Kern                       Director of Liberty; Chairman of the Board of On Command Corporation
Frank J. Macchiarola                 Director of Liberty, President of Saint Francis College
Michael T. Ricks                     Director of Liberty; Vice President, Treasury, of Telseon, Inc.
Larry E. Romrell                     Director of Liberty; Consultant to AT&T Broadband, LLC (f/k/a
                                     Tele-Communications, Inc.)
David J.A. Flowers                   Senior Vice President and Treasurer of Liberty
Elizabeth M. Markowski               Senior Vice President of Liberty
Charles Y. Tanabe                    Senior Vice President, General Counsel and Assistant Secretary of Liberty
Peter Zolintakis                     Senior Vice President of Liberty
Christopher W. Shean                 Vice President and Controller

Schedule 2 of the Original Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens except for Mr. Yoshikawa, who is a Japanese citizen.

Name                              Title
----                              -----
C. Michael Armstrong              Director; Chairman of the Board and Chief Executive Officer of AT&T Corp.

Kenneth T. Derr                   Director; Retired Chairman of the Board of Chevron Corporation

M. Kathryn Eickhoff               Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                  Director; Retired Chairman and Chief Executive Officer of Springs Industries,
                                  Inc.

George M. C. Fisher               Director; Retired Chairman and Chief Executive Officer of Eastman Kodak Company

Donald V. Fites                   Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.            Director; Chairman of Pilot House Associates

Ralph S. Larsen                   Director; Chairman and Chief Executive Officer of Johnson & Johnson

John C. Malone                    Director; Chairman of Liberty Media Corporation

Donald F. McHenry                 Director; President of The IRC Group LLC

Michael I. Sovern                 Director; President Emeritus and Chancellor Kent Professor of Law at Columbia
                                   University

Louis A. Simpson                  Director; President and Chief Executive Officer - Capital Operations of GEICO
                                   Corporation

Sanford I. Weill                  Director; Chairman and Co-CEO of Citigroup Inc.

Masaki Yoshikawa                  Director; President and Chief Executive Officer of NTT DoCoMo USA, Inc.

John D. Zeglis                    Director; Chairman and Chief Executive Officer of AT&T Wireless Group

Betsy Bernard                     Executive Vice President - AT&T Consumer Services

James W. Cicconi                  Executive Vice President-Law & Government Affairs and General Counsel

Nicholas S. Cyprus                Vice President and Controller

David W. Dorman                   President - AT&T Corp.

Mirian M. Graddick-Weir           Executive Vice President, Human Resources

Frank Ianna                       Executive Vice President and President, AT&T Network Services

Richard J. Martin                 Executive Vice President, Public Relations and Employee Communications

Name                              Title
----                              -----
David C. Nagel                    President, AT&T Labs and Chief Technology Officer

Charles H. Noski                  Senior Executive Vice President and Chief Financial Officer - AT&T Corp.

John C. Petrillo                  Executive Vice President, Corporate Strategy and Business Development

Daniel E. Somers                  President and Chief Executive Officer - AT&T Broadband